FREDERICK W. DREHER
DIRECT DIAL: 215.979.1234
PERSONAL FAX: 215.979.1213
E-MAIL: fwdreher@duanemorris.com

www.duanemorris.com

October 21, 2005

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Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Jim B. Rosenberg Senior Assistant Chief Accountant

Re:	Donegal Group Inc.
Form 10-K for Fiscal Year Ended December 31, 2004
File No. 0-15341

Ladies and Gentlemen:
On behalf of Donegal Group Inc. (“DGI”), we are responding to the comments set forth in your September 27, 2005 letter to DGI, as supplemented by our telephone conversation on September 30, 2005. One of our partners, Kathleen M. Shay, had previously advised you that DGI’s response would be submitted by October 21, 2005.
For convenience in responding to your letter, we have included the text of each of your comments in italics followed by DGI’s response to that comment.
Management’s Discussion and Analysis
Critical Accounting Policies and Estimates
Liability for Losses and Loss Expenses, page 10
1.	Please refer to prior comment 2. Your proposed disclosure does not appear to provide an adequate discussion of the historical accuracy of your loss and loss expense reserve estimates. Please provide this information to us in a disclosure-type format or tell us why it is not necessary. Include the discussion similar to pages 10 and 11 of your letter dated August 5, 2005 in your disclosure.

Duane Morris llp

30 South 17th Street PHILADELPHIA, PA 19103-4196	PHONE: 215.979.1000 FAX: 215.979.1020

Securities and Exchange Commission

October 21, 2005
Sample paragraphs making additional disclosures regarding the historical accuracy of DGI’s loss and loss expense reserve estimates are as follows:
     “We made no significant changes in our reserving philosophy, key reserving assumptions or claims management in XXXX or XXXX, even though those years reflected changes in our reserve estimates. Changes in our estimates of the liability for losses and loss expenses generally reflect actual payments and the evaluation of information received since the prior reporting date. No significant offsetting changes in estimates increased or decreased our loss and loss expense reserves in these years.
     “Our favorable loss development for prior accident years was $XX million in XXXX, compared to unfavorable loss development for prior accident years of $XX million in XXXX. The favorable loss development for prior accident years in XXXX was experienced primarily in the XXXXX and XXXXX lines of business. Generally, we experienced improving loss development trends, which were reflected in our new estimates of prior year reserves. Our unfavorable loss development of $XX million in calendar year XXXX resulted from adverse loss trends experienced in accident years XXXX through XXXX. We experienced variations from expected claim severity in the XXXXX and XXXXX lines of business in these accident years, impacting the incurred losses and loss expenses recognized in calendar year XXXX as such prior accident year claims were re-estimated or settled during that year. As increased litigation and medical loss cost trends were recognized, these trends were factored into our estimation of reserves for new and unsettled claims.”
As a matter of achieving higher-quality disclosure to investors, DGI intends to include disclosure similar to the above sample paragraphs in its future annual filings.
2.	Please refer to prior comment 2. Your proposed disclosure on page 7 of your letter dated August 5, 2005 includes a table showing the effect on equity of percentage changes in loss and loss expense reserves net of reinsurance. However, this disclosure does not discuss or quantify the sensitivity of your estimate of losses and loss expenses to changes in specific underlying assumptions, such as claim frequency and severity. Also, it does not discuss your expected likelihood of material reserve changes in the future. In order to provide investors with an adequate understanding of this critical accounting estimate, please provide this information to us in a disclosure-type format or tell us why it is not necessary. Consider including a quantification and discussion of the impact of your pooling arrangements on the historical accuracy of this reserve estimate and its sensitivity to changes in key assumptions.
In response to your comments, the proposed disclosure included in our September 14, 2005 letter has been expanded to the following narrative:

Securities and Exchange Commission

October 21, 2005
     “Liabilities for losses and loss expenses are estimates at a given point in time of the amounts an insurer expects to pay with respect to policyholder claims based on facts and circumstances then known. An insurer recognizes at the time of establishing its estimates that its ultimate liability for losses and loss expenses will exceed or be less than such estimates. Our estimates of liabilities for losses and loss expenses are based on assumptions as to future loss trends and expected claims severity, judicial theories of liability and other factors. However, during the loss adjustment period, we may learn additional facts regarding individual claims, and consequently it often becomes necessary to refine and adjust our estimates of our liability. We reflect any adjustments to our liabilities for losses and loss expenses in our operating results in the period in which the changes in estimates are made.
     “We maintain liabilities for the payment of losses and loss expenses with respect to both reported and unreported claims. Liabilities for loss expenses are intended to cover the ultimate costs of settling all losses, including investigation and litigation costs from such losses. We base the amount of liability for reported losses primarily upon a case-by-case evaluation of the type of risk involved, knowledge of the circumstances surrounding each claim and the insurance policy provisions relating to the type of loss. We determine the amount of our liability for unreported claims and loss expenses on the basis of historical information by line of insurance. We account for inflation in the reserving function through analysis of costs and trends and reviews of historical reserving results. We closely monitor our liabilities and recompute them periodically using new information on reported claims and a variety of statistical techniques. Our liabilities for losses are not discounted.
     “Reserve estimates can change over time because of unexpected changes in assumptions related to our external environment and, to a lesser extent, assumptions as to our internal operations. Assumptions related to our external environment include the absence of significant changes in tort law and the legal environment that increase liability exposure, consistency in judicial interpretations of insurance coverage and policy provisions and stability in economic conditions and the rate of loss cost inflation. For example, we have experienced a decrease in claims frequency on bodily injury liability claims during the past XXX years while claims severity has gradually increased. These trend changes give rise to greater uncertainty as to the pattern of future loss settlements on bodily injury claims. Related uncertainties regarding future trends include the cost of medical technologies and procedures and changes in

Securities and Exchange Commission

October 21, 2005
the utilization of medical procedures. Internal assumptions include consistency in the recording of premium and loss statistics; consistency in the recording of claims, payment and closure rates and case reserving methodology; accurate measurement of the impact of rate changes and changes in policy provisions; consistency in the quality and characteristics of business written within a given line of business; and consistency in reinsurance coverage and collectibility of reinsured losses; among other items. To the extent we determine that underlying factors impacting our assumptions have changed, we attempt to make appropriate adjustments for such changes in our reserves. Accordingly, our ultimate liability for unpaid losses and loss expenses will likely differ from the amount recorded at XXXX. For every 1% change in our estimate for loss and loss expense reserves, the effect on our pre-tax results of operations would be approximately $XX million.
     “The establishment of appropriate liabilities is an inherently uncertain process, and there can be no assurance that our ultimate liability will not exceed our loss and loss expense reserves and have an adverse effect on our results of operations and financial condition. Furthermore, the timing, frequency and extent of adjustments to our estimated future liabilities cannot be predicted, since the historical conditions and events that serve as a basis for our estimates of ultimate claim costs may change. As is the case for substantially all property and casualty insurance companies, we have found it necessary in the past to increase our estimated future liabilities for losses and loss expenses in certain periods, and in other periods our estimates have exceeded our actual liabilities. We recognized an increase (decrease) in our liability for losses and loss expenses of ($XXXX), $(XXXX) and $XXXX in XXXX, XXXX and XXXX, respectively. Further adjustments could be required in the future. However, on the basis of our internal procedures, which analyze, among other things, our prior assumptions, our experience with similar cases and historical trends such as reserving patterns, loss payments, pending levels of unpaid claims and product mix, as well as court decisions, economic conditions and public attitudes, we believe that we have made adequate provision for our liability for losses and loss expenses.”
As a matter of achieving higher-quality disclosure to investors, DGI will include the above disclosure related to its loss and loss expense reserves in its future annual and quarterly filings starting with its Form 10-Q Report for the quarter ended September 30, 2005.
DGI has considered the impact of its participation in the pooling arrangement on the historical accuracy of this reserve estimate and its sensitivity to changes in key assumptions. Although the reserves assumed through the pooling arrangement are a significant

Securities and Exchange Commission

October 21, 2005
component of DGI’s reserves, participation in the pooling arrangement does not add further sensitivity to the factors discussed above nor has such participation in and of itself directly impacted the historical accuracy of DGI’s reserve estimates. Since DGI will be extensively increasing its disclosure related to the pooling arrangement as detailed in our prior responses, management believes that no further disclosure is necessary in the above context.
*     *     *
DGI would be happy to discuss your comments with you further or meet with you in order to address any questions or concerns.
Sincerely,
/s/ Frederick W. Dreher
Frederick W. Dreher
FWD:am

cc:	DGI KPMG LLP, Sean X. Stacy, Partner